EXHIBIT 12

TOTAL SYSTEM SERVICES, INC.

Ratio of Earnings to Fixed Charges

	Three months ended	Years Ended
	March 31,	December 31,
(in thousands)	2018	2017	2016	2015	2014	2013
Fixed Charges:
Interest expense	$37,400	118,221	115,363	40,701	40,975	32,449
Interest factor in rental expense	1,560	5,953	5,805	6,243	5,115	4,780
Total Fixed Charges	$38,960	124,174	121,168	46,944	46,090	37,229
Earnings:
Income before income taxes	$150,629	617,562	461,032	493,564	392,928	352,476
Add: Total fixed charges	38,960	124,174	121,168	46,944	46,090	37,229
Total earnings	$189,589	741,736	582,200	540,508	439,018	389,705
Ratio of earning to fixed charges	4.9x	6.0x	4.8x	11.5x	9.5x	10.5x